FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,
ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.
COMMISSION FILE NO. 0-20199

FINAL TRANSCRIPT

Thomson StreetEvents℠

Event Date/Time: Nov. 09. 2011 / 2:30PM GMT

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FINAL TRANSCRIPT
Nov. 09. 2011 / 2:30PM, ESRX — Express Scripts Inc at Credit Suisse Group Healthcare Conference
CORPORATE PARTICIPANTS
David Myers
Express Scripts, Inc. — VP-IR
CONFERENCE CALL PARTICIPANTS
Glen Santangelo
Credit Suisse — Analyst
PRESENTATION
Glen Santangelo - Credit Suisse — Analyst
For our first presentation, we’re obviously very excited to have Express Scripts here with us. Representing the Company is head of Investor Relations, David Myers. Obviously, there is a lot going on with Express Scripts, so there is no shortage of things to talk about. But before we get started, I just want to remind you that we at Credit Suisse are restricted on Express Scripts, as we are an adviser in their pending transaction. So, we are a little bit restricted in terms of what we can say, so when it comes time for Q&A, we’ll rely a little bit more on audience participation, if that’s okay.
The format, we have pretty much about 30 minutes, so depending upon how long the remarks go, maybe we’ll have time for one, maybe two questions in the room. Otherwise, if we run short on time we’ll just take them down the hall at the breakout. So, with that, let me turn it over to David. And, once again, thanks, everyone, for making it up so early.

David Myers - Express Scripts, Inc. — VP-IR
Thanks, Glen, and good morning, everyone. For those of you expecting to see Jeff Hall on the stage, our CFO, as Glen said, we have a lot going on, especially a large transaction that I’ll talk about here shortly, and unfortunately Jeff was called away for other obligations. He does send his apologies.
For those of you who have followed us over the years, for the last 25 years that we’ve been in business, we have always had a lot going on. As this lead slide shows, we never stand still. Over the last 25 years we have worked hard to tackle waste in healthcare, to drive out waste, improve health outcomes. We have done this consistently through a model of alignment, that is, as we save our clients and patients money, we make more money. And saving money, especially in this economy, is more important than ever, and plan sponsors are increasingly turning to us for help to take advantage of our tools designed to drive out waste and improve health outcomes.
To that end, we have taken our model to the next level by deploying Consumerology, or the application of behavioral sciences to healthcare. We try to better understand what drives our members’ behavior and put them in a better position to make decisions. So, the ability to manage trend, drive out waste, improve health, we have created tremendous value for our plan sponsors and patients over the years because we are aligned. That has translated into good growth for our stockholders.
Before I can update you further about the Company, I have to say that statements I make today may be forward-looking and therefore involve risks and uncertainties. For a listing of factors that could cause actual results to differ can be found in our recent SEC filings. And because we are in the middle of a transaction, you can see our forward-looking statements and other information has been expanded. These slides are posted on our website and I invite you to read over the slides at our leisure.
So, as I said, we have created tremendous value both for our clients and stockholders. It is because we have innovated and executed. We have reinvented our business over and over again. From the beginning we looked to tackle inefficiencies, drive out waste, improve health outcomes, and we’ve done this over the last 25 years. We started out a quarter century ago mainly focused on building retail pharmacy networks. Then we innovated, executed. We built formularies, negotiated rebates, invented

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FINAL TRANSCRIPT
Nov. 09. 2011 / 2:30PM, ESRX — Express Scripts Inc at Credit Suisse Group Healthcare Conference
clinical tools such as Step Therapy, prior authorization, brought specialty pharmacy management into the mix, and we’ll continue to develop solutions for the problems our clients are facing today and tomorrow, such as nonadherence to drugs.
So, a lot of waste in healthcare, over $400 billion a year is being wasted. So, we have the ability to manage that waste out in the future. We are excited about the future opportunities in our space.
We have always complemented our strong organic growth over the years with strategic acquisitions designed to allow us to enter new business segments, offer new products and services, and increase the scope of our business. We have succeeded because we have always insisted on implementing the one platform. That is the only way we can ensure consistent excellent service; that is the only way we can prepare our business for future changes in healthcare, such as Medicare and Medicaid and healthcare reform.
So, in the past we have been successful integrating. We have always attained the level of synergies we promised. We have done this without disrupting our clients and members, and we have continued to grow through every transaction.
We have been able to grow because we focus and deliver what our clients need. Clients in this economy need their drug trend managed. They want the best tools, they want the best value for their health plan dollar; they want this done with the best service levels, the most innovative technologies, and at the lowest price possible. We have been able to deliver lower prices over the years because we’ve been able to drive our clients and patients to a mix of lower cost, brands and generics. We’ve been able to improve the distribution channel, moving members to lower costs, more convenient mail, and we’ve been better able to manage the specialty drug spend. We’ve also been able to drive price down by negotiating deeper discounts with the supply chain, and that is at the heart of our discussion about Walgreens, which I’ll talk about here shortly.
End of the day, price has always been important, we’ve always been competitive. It’s been competitive in the past, it’s going to be competitive in the future. End of the day, once you meet the price, then it becomes whose business model is best prepared to meet the clients’ needs? And we think we are best prepared because of the innovations we’ve done over the years.
In the past, plan sponsors could choose from two types of programs — those that are passive and those that are mandatory. Passive programs relied on financial incentives to change behavior. We know financial incentives are quite limited in effectiveness, so these programs are very acceptable to members because they preserve choice, but not that effective in managing trend.
At the other end of the spectrum, the mandatory programs get you the desired results, they force behavior, but plan sponsors are reluctant in developing and offering programs that restrictive.
So, what we have is a gap that creates this waste I talked about in America. What you really need are programs that offer mandatory-like effectiveness with voluntary-like acceptance, and that’s why we fill the gap with Consumerology. We offer solutions that either put the member in the right position in the first place or make an active choice so they don’t procrastinate.
For example, our Select Home Delivery tool requires a choice. You can’t procrastinate; you have to choose between mail and retail. While we have you on line, it’s easy enough to talk to the patient not only about the savings and convenience about home delivery, but we also can talk to the patient and tell them that we’ll do the work; we’ll get the prescription moved.
Other newer programs are the opt-out variety, Select Network, Select Step Therapy. We put the member in the desired position and they can opt out if it’s not right for them. For example, we can put you in a Select Step Therapy program. You can opt out if you want to, but we found most patients don’t opt out; most patients stay in this behavior because they really are aligned with plan sponsors, trying to save money and trying to improve their health.
So, despite the great track record in the past, despite the opportunity to continue delivering value in the future, obviously investors this year have been focused on a few short-term issues, such as Walgreens, the Medco transaction, and the current macroeconomic environment. I’ll address those here shortly.

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FINAL TRANSCRIPT
Nov. 09. 2011 / 2:30PM, ESRX — Express Scripts Inc at Credit Suisse Group Healthcare Conference
Also, investors, as they always have in the past, from my 12 years at Express Scripts, investors have constantly asked what we’re going do to sustain growth well into the future, so I’ll give you a glimpse of that as well.
So, let’s quickly talk about Walgreens. I get calls every day from you guys asking me what’s going on with Walgreens. I honestly don’t know. As you know, earlier this spring, after a brief negotiating period with us, they got up from the table and said negotiations were over, they won’t be in our network next year. Now, negotiations are tough with the supply chain. It always takes some time and we always come to a win-win compromise, but in this case, instead of taking to us, and our door has been open for the last several months, they have chosen instead to talk to the media and talk to you investors many, many occasions.
So, last week or two weeks ago in our earnings release, we were able to really update and give you a true picture of the facts. And the facts are they are a high cost provider. They have said publicly they want premium reimbursements, and they want to raise rates in an environment where we’re seeing an unprecedented level of generics come to market. And, as other pharmacies are doing, offering lower prices to take into account the generic mix, they want to raise prices.
In addition, they are going to benefit from inflation. They buy and sell off of AWP. As AWP inflates, so to their margins inflate. We have always negotiated deeper discounts with the supply chain to offset a piece of that inflationary gain to give back to our plan sponsors.
We thought this would be a really easy contract to negotiate. We weren’t asking for changes in terms or definitions from our current contract, a really standard pharmacy contract; we just wanted to adjust the rate schedule going forward for the next three years to gain a small piece of their upside from generics and inflation. But instead they want to raise rates, they want to dictate what plan designs our clients can use. In this economy, if a client is using an aggressive formulary or formulary tool, they can veto that client from their network and deny service.
We have also heard over the last several months we are violating our client contracts, we don’t have proper network access. We meet 100% of our client commitments for network access without Walgreens. Why? Because there is a huge abundance of pharmacies in the country. There are over 60,000 retail pharmacies without Walgreens, or close to 60,000 pharmacies. On average, there is another pharmacy within a half a mile of Walgreens. In New York City, it’s even better. The yellow dots are other network pharmacies, the blue dots are Walgreens and Duane Reades. On average, there is another pharmacy within 100 feet of Walgreens and Duane Reade.
So, what our clients are saying, and the reason the clients are supporting us, they are unwilling to pay more money at Walgreens to have the same pills put in the same bottles that they can get down the street at another pharmacy for a lot lower cost.
So, the bottom line is we have received tremendous support from our clients. As we said on our earnings call a few weeks ago, we had 97% client retention, which is normal for us. As we talked about, more than 95% of our volume is going to move forward without Walgreens in the network. Less than 5% of our client volume will have a Walgreens option, not 25% or 50% or 75% as you have been told, but less than 5%.The fact is, our clients understand what stands between them and higher retail prices is us negotiating on their behalf, and they are very much aligned with us.
So, I guess my bottom line takeaway is, next time they knock on your door to negotiate this contract with you, tell them they should negotiate the contract with us. That’s the only way we can get to some sort of fair contract. Bottom line is, we prefer them in the network, but it’s got to be at the right terms and price.
Moving on to Medco, I really don’t want to spend more than a few minutes talking about the attributes of this transaction. It’s clear. When we announced it in July, the stocks moved up, the transaction was cheered for one that really addresses the nation’s call for lower drug costs, better health outcomes. Together with our complementary strengths, we can get prices lowered, we can come out with better health outcomes.

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FINAL TRANSCRIPT
Nov. 09. 2011 / 2:30PM, ESRX — Express Scripts Inc at Credit Suisse Group Healthcare Conference
When you think about our complementary strengths, we are a lot different. We have different strengths in mail, in clinical, in behavior, in specialty pharmacy. Together, by putting us together, we can accelerate clinical offerings designed to drive out waste and improve health outcomes. When you think about our tools across traditional PBM space, across specialty, across Medicare, and preparing for healthcare reform, I think our tools and services will be unprecedented.
Again, this drives down cost, this drives out waste, this improves health, and more important, it also increases shareholder value. $1 billion in net synergies, we’ve always proven our ability to integrate, get to the levels of synergies, so I don’t really have to dwell on the attributes of the transaction.
The thing that you guys have focused on over the last few months, since we announced, is the regulatory approval process. For those of you that know us, you know on one hand we never stand still, but we also don’t go down a path that we don’t think we’re going to get to the finish line.
Before we launched the transaction, we obviously had significant counsel from outside FTC, legal. We also have been down this process before. When we launched Caremark five years ago, we had gotten second requests. We fully expected what the second request this time would ask for. We had been working hard and fast to put together the information and nothing has changed, that we still believe we’ll close this transaction in the first half of next year.
It’s very pro-competitive. This is dealing with sophisticated plan sponsors, and when you look at the competition, there is significant competition in the PBM market space. There are 7 PBMs that process more than 150 million claims. There are 12 PBMs that serve more than 5 million members. Lots of PBMs serving the Fortune 50, lots of PBMs serving the Fortune 500. Many PBMs serving Blue plans, state plans. We have new competitors emerging — United, Optum PBM. When it brings in the Medco business we will be a large competitor in the marketplace. Other PBMs have spoken recently about focus on entering all areas of the market including large employers and others. So, we are confident that we will make it through the regulatory review process and close this transaction in the time frame we have discussed.
Finally, the last short-term focus has been the macroeconomic environment. We thought this year we would see a pickup in the economy; we thought we would see a movement back to normal utilization. Obviously, it’s not happening. Instead of seeing a growth in claims that we expected this year, we are seeing lower claims than last year. At the same time, we are investing. We are investing for our future growth, we are investing to plan integration. We are moving projects out of 2012, doing them in 2011, so we will have capacity freed up to integrate next year.
Despite the spending, despite the lower claims, we’re still having a good year. Third quarter results, earnings up 22%, nearly $1 billion of cash from operations, and an EBITDA per claim up 13%, which is nearly two-thirds of the growth in earnings. We reiterated our strong growth for 2011. And as far as 2012, it’s too early to provide combined guidance. We obviously haven’t closed. Between now and closing, we are not exactly operating as a standalone company, we’re not doing share repurchases. We are really spending money to prepare for integration.
And so we are going to guide soon after we close the transaction. However, in our earnings release last quarter, a few weeks ago, we did provide enough metrics to give you some comfort about the business. We said about the 97% retention, the volume not moving into Walgreens. We also talked about the fact that even expecting the economy to remain at this level, we’re not expecting a pickup in utilization or in group growth. We had a good selling season, three signature wins, and we’re expecting claims growth up to 2% next year, so that should give some comfort that the year is unfolding okay.
As far as long-term growth, again, I’ve been here 12 years and every year investors ask about how are you going to continue to grow? I guess we’ve done okay the last 12 years. I remember when I first started it was about, well, how can you grow if rebates are going away? Then how can you grow because you’ve got $4 generics? And how can you grow because of the pricing environment. So, every year it seems like — this year the worry is what are you going to do past 2014 after the generic wave?

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FINAL TRANSCRIPT
Nov. 09. 2011 / 2:30PM, ESRX — Express Scripts Inc at Credit Suisse Group Healthcare Conference
So, as we’ve done over our 25 years, we have reinvented the business. We really didn’t talk much about generics when I first started. Specialty wasn’t even in our vocabulary. And we have continued to find ways to grow as we drive out waste.
The fact is, yes, we’re going to get to 80% to 85% generic utilization in the next few years, but even at that level of generic utilization, brands will still account for about 60% of the drug spend. Why? Pharma is not going to stand still. They are still going to develop products, they are still going to put specialty products in the marketplace. Brands will still inflate and plan sponsors will need to turn to us for help, because without incremental generics coming into the market to offset these inflationary trends, clients will see trends take off again and don’t want that to happen.
So, take mail. 20% of our claims today, which is ridiculous, in that about 70% of drugs dispensed are maintenance medications. They could go through the mail. So, we believe mail can grow to 40%, 50% and beyond over the long term, and I think it’s going to take an improving economy and the continued rollout of our Consumerology tools, but we think mail will continue to grow well into the future.
Specialty drugs. Today we only manage half the specialty drugs that go through the pharmacy benefit, and you can see we still have a ways to go in capturing all of our patients’ needs. The other half of the specialty spend goes to the medical side. Not managed well today, a lot of waste, and we’re just now rolling out tools to help our clients drive out waste on the medical side.
So, our traditional tools, generics, specialty, mail, have a long way to run. But beyond that we’re not standing still. We are looking for other ways to grow well into the future. Biosimilars coming to market as part of healthcare reform, and our tools will be needed to move patients off of expensive biotech drugs into the generic counterparts.
E-prescribing has a lot of benefits as more and more doctors e-prescribe. Think of the benefits. We won’t have to call doctors back because we can’t read the prescriptions, or we won’t have to call doctors back to get compliance with the formulary. Think of the fact that 25% of prescriptions written never get filled. We will be able to reach out to physicians and alert them that our patient isn’t taking the medication. Adherence will improve. Think of the opportunity to fill a mail script, the doctor can send it to our mail pharmacy and we can mail out that prescription today. First-fill mail becomes a real possibility.
Also, adherence. If we can improve adherence and help our clients drive out the $250 billion of waste in America, that would be a huge upside for us and our clients. We will do more acquisitions in the future.
And, finally, we will continue to roll out new products and services. We have a lot of tools used on the pharmacy side that could be used throughout all of healthcare to drive out waste in other areas. Now, while we’re not prepared to roll out some of our strategies, suffice it to say, as we’ve done in the past, we’ll continue to roll out tools and services to help our plan sponsors.
So, in conclusion, we really are excited about the near-term opportunities, we are excited about the long-term opportunities. The transaction with Medco will help meet all of our plan sponsors’ needs. We will be better prepared to manage trend, drive better service, offer innovative products, and drive prices lower to meet our clients’ demands. Our dispute with Walgreens is important, we have to stand up and bring our clients lower prices and not let higher prices go throughout our business.
So, we are very excited, we look forward to keeping you up-to-date on the progress we’re making on the Medco acquisition. And with that, I think we have time for one question.

QUESTIONS AND ANSWERS
Unidentified Audience Member
Hey, David, maybe if I could just follow-up on a point that you made regarding the Walgreens issue. You seem to suggest that the Company feels very comfortable that 95% of the prescriptions will move forward on January 1. Obviously, we heard a very

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FINAL TRANSCRIPT
Nov. 09. 2011 / 2:30PM, ESRX — Express Scripts Inc at Credit Suisse Group Healthcare Conference
conflicting number come out of Walgreens. I’m just kind of curious, how did you guys come to that assessment? How do you know for sure who is going to move forward? And then maybe how would you reconcile, if possible, what Express Scripts has said versus maybe what Walgreens might have suggested in their numbers?

David Myers - Express Scripts, Inc. — VP-IR
I really don’t have to reconcile. Ours is obvious. We have a handful of clients that have the ability to ask for a specific pharmacy network. A few of them have. We know exactly that over 99.5% of our clients don’t have Walgreens in their network. We know exactly the volume that is contracted with Walgreens and it is less than 5% of our volume.
So, I know you’ve heard a lot in the past about we’re losing all our clients, we’re not winning. You’ve heard a lot of noise in the marketplace, but we set the record straight last week, or two weeks ago on our earnings. We are quite confident, and I promise that it’s less than 5% of our volume will have a Walgreens in their network.
I will say, too, that a lot of you are wondering what about next year’s selling season, renewal season? The fact of the matter is, clients will save money if they move into a slightly more narrow network. They are going to save money starting January 1, and members will find a new pharmacy on January 1, if they haven’t already.
So, if I’m a client and I am saving money and my members have found another pharmacy, I think this hopefully is a tipping point for more and more use of narrow networks. It’s not inconvenient, you can still have a huge amount of pharmacies in your network, you can save money. Patients should be fine with the abundance of pharmacies.
So, we are hopeful that over the years we have tried to offer narrow networks as a savings opportunity. Hopefully, this becomes a tipping point and we see more and more of this permeate our entire client base as a good opportunity to save money. With that, why don’t we move into the breakout room. Thanks very much.

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* * *
FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
•	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

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•	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can

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be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.

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